Clifton Star drills 169 m of 2.12 git Au at Donchester 2009-03-16 09:43 ET - News Release

Mr. Harry Miller reports

CLIFTON STAR RESOURCES' DONCHESTER PROPERTY INTERSECTS 169.0M OF 2.12 G/T AU IN NORTH ZONE

Clifton Star Resources Inc. is releasing assay results from drilling completed in December to mid-February along the Porcupine Destor fault in Duparquet and Destor townships of Quebec. The company has been exploring and developing the resource on five former gold producers, the Beattie, Donchester, Dumico, Central Duparquet and the Duquesne. Three major zones have been identified - the North, South and the RW zones - on the Duparquet properties. Included within the zones are a multiplicity of vein systems.

The North zone has been drilled continuously for a distance of 2,350 metres and a depth of 600 metres. The South zone has been drilled continuously for a distance of 2,300 metres and a depth of 400 metres.

The RW zone has been drilled continuously for a distance of 950 metres and a depth of approximately 450 metres.

All holes have been drilled with approximately 50-metre drill spacing, and all zones are open at either end and at depth.

The Duquesne, company owned and in nearby Destor township, has three vein systems, and has been drilled continuously for a distance of about 1,400 metres and to a depth of about 600 metres. It is open at either end and at depth.

	BEATTIE	PROPERTY DRILL RESULTS
Drill hole	Zone	Location	From	To	Length	Gold value
			(m)	(m)	(m)	(g/t)

B08-03	South	840 metres east completion of hole	252.0	257.0	5.0	2.68
B08-84	South	350 metres east	70.0	77.0	7.0	4.46
	And		218.0	219.0	1.0	4.52
B08-92	North	1,330 metres east	158.0	173.0	15.0	1.42
B09-01	South	1,420 metres east	95.0	98.0	3.0	1.85
B09-02	North	1,375 metres east	103.3	106.2	3.0	1.84
	And		226.7	245.0	18.3	1.91
B09-03	North	1,390 metres east	34.0	38.0	4.0	3.65
	And		243.3	259.1	15.7	2.10
B09-05	North	1,390 metres east	490.8	495.7	4.9	3.04
		Drilled underneath and located 50 metres behind on the same grid line
		within this section			2.0	5.75
B09-06	South	1,330 metres east	20.0	23.0	3.0	4.60
	And		66.0	69.2	3.2	6.00
B09-10	South	110 metres east	30.0	40.5	10.5	4.30
B09-11	RW	825 metres east	232.1	235.2	3.1	2.23
	And		415.8	431.8	16.0	1.57
B09-12	RW	775 metres east	231.0	236.0	5.0	1.98
	And		393.0	399.0	6.0	2.98
B09-13	RW	875 metres east	16.0	21.5	5.5	1.53
B09-16	South	1,320 metres east	319.0	321.0	2.0	1.58
	And		332.0	339.0	7.0	2.62
	Within		333.0	330.0	5.0	3.42
B09-18	South	1,375 metres east	411.0	417.0	6.0	2.00
	And		427.5	428.7	1.0	4.90

		DONCHESTER DRILL RESULTS
Drill hole	Zone	Location	From	To	Length	Gold value
			(m)	(m)	(m)	(g/t)

D08-19	North	1,940 metres east	200.3	316.0	115.7	1.00
D09-01		Lost hole at 48 metres
D09-01B	North	1,835 east	156.0	325.0	169.0	2.12
	Within		318.0	324.0	6.0	5.10
	And		596.0	615.0	19.0	1.89
D09-03	North	2,350 east	287.6	292.3	4.7	4.19
D09-04	North	2,350 east	107.0	110.0	3.0	3.01
		Drilled 50 metres above and in front of D09-03 on the same grid line

True widths are estimated to be approximately 80 per cent of intercepts.

All samples are sent to Technilab, of St. Germaine, Que., and are being processed by fire assay with gravimetric finish.

The company has reached a verbal agreement with the vendors of the Beattie et al. to postpone the next payment from July 1, 2009, to Dec. 1, 2009, with the final payment due on Dec. 1, 2010. Amendments to the contract are currently under way. Moreover, depending on financial conditions, they have expressed a willingness to postpone the payments to a later date.

As previously announced, the company is awaiting the NI 43-101 resource update and tailings evaluation from Scott Wilson Roscoe-Postle and Genivar. It is now expected to receive the first drafts in April. Upon receipt of the approved report, the company expects to extend a contract for a scoping study in early fall, leading to a prefeasibility study by spring of 2010.

Bay Street Connect, of Toronto, has been engaged to act as the company's investor relations firm. It has been awarded a stock option of 200,000 shares at a price of $2.60 with the amount fully vested in one year. It also will receive a payment of $5,000 per month.

The company currently has over $7-million in treasury, but, with five drills operating and major studies ahead, it is in discussions with a number of institutions to ensure that an adequate amount of funds are available for the programs this year and next.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by Fred Archibald, PGeo, OGQ, vice-president of exploration, who is deemed to be a qualified person.

We seek Safe Harbor.